GRUPO CARSO, S.A. DE C.V.

12 july, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the relevant matters of U.S. Commercial, S.A. de C.V., the company constituted as consequence of spin-off of Grupo Carso, S.A. de C.V. resolved on November 21, 2001.

This information was also sent by Grupo Carso, S.A. de C.V. to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), in accordance with Mexican legislation.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

Relevant Event: Mexico, Federal District, as of July 9, 2002, U.S. Commercial Corp, S.A. de C.V. (BMV: USCOM "B-1") and Tenedora U.S., S.A. de C.V. (BMV: TENUS "B-1") inform to the public investors that: (i) in accordance with the spin-off process and with the corresponding information brochure, on July 11, 2002 they will call to their respective general extraordinary shareholders meetings, with the purpose of merging the two companies, subsisting USCOM as merging company; and (ii) the board of directors meeting held today determined to start with all the necessary proceedings to register its shares and American Depositary Receipts ADR's issued over such shares before the US Securities and Exchange Commission, in order to be quoted in a stock market in the United States of America, all of which will be subject to the corresponding authorizations.

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